

June 7, 2024

Lichen Dong
Chairman of the Board
Next Technology Holding Inc.
Room 519, 05/F, Block T3, Qianhai Premier Finance Centre Unit 2,
Guiwan Area, Nanshan District, Shenzhen, China 518000

>   **Re: Next Technology Holding Inc.**
>   **Preliminary Information Statement on Schedule 14C**
>   **Response dated May 29, 2024**
>   **File No. 001-41450**

Dear Lichen Dong:

We have reviewed your May 29, 2024 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 16, 2024 letter.

Correspondence filed May 29, 2024

General

1.   We note your response to prior comment 1 indicating that the persons you identified have longstanding relationships with, take an active interest in, and engage in regular communications with the company and that, on this basis, you believe you have not engaged in a solicitation in obtaining consents. Please provide a detailed legal analysis of the basis on which you concluded that the process of obtaining the consents did not involve a solicitation within the meaning of Exchange Act Rule 14a-1(l) or qualify for an exception under 14a-2. Alternatively, file a preliminary proxy statement on Schedule 14A.

Please contact Lauren Pierce at 202-551-3887 or Matthew Derby at 202-551-3334 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Meng Lai